FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………………… ,	2019……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 23, 2019	By ……/s/…… Sachiho Tanino ………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 119th Business Term

To Our Shareholders

We are pleased to provide this overview of the first half (from January 1, 2019 to June 30, 2019) of our 119th Business Term.

The world economy in the first half of this term saw a slowdown in growth as a whole due to a deceleration in European economy and the effect of the lingering U.S.-China trade friction.

Under such conditions, corporate demand for office multifunction devices and laser printers stagnated, while the markets for digital cameras and inkjet printers continued to shrink. As a result, both Office Business Unit and Imaging System Business Unit experienced a decrease in sales. Sales of the Medical System Business Unit, which delivered strong sales results for computed tomography (CT) systems and other products in the Americas, increased. On the other hand, sales of the Industry and Others Business Unit, which includes semiconductor lithography equipment, decreased as customers continued to adjust their capital investment.

As a result of the above, on a consolidated basis, net sales for the first half of this term decreased by 10.0% year on year, while net income attributable to Canon Inc. decreased by 51.2% year on year. For the interim dividend, we decided to pay 80.00 yen per share, which is the same amount as the interim dividend for the previous term, from the perspective of ensuring stable returns to shareholders.

Although the business environment surrounding the Canon Group remains fluid, we will endeavor to improve our business results by further improving the competitiveness of our products and services not only in existing businesses, but also in steadily growing new businesses.

We look forward to our shareholders’ continued support and encouragement.

August, 2019

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results
🌑

In the first half of this term, the world economy decelerated as the impact of trade friction came to surface. In such an environment, despite our efforts in each business unit to promote the sales of highly competitive products, consolidated net sales decreased by 10.0% from the first half of the previous term due to the harsh external environment.

🌑	Despite the ongoing group-wide cost reduction and expense reduction initiatives, consolidated net income attributable to Canon Inc. decreased by 51.2% from the first half of the previous term.

Office Business Unit

In the area of office multifunction devices, sales were firm, among others, for the imageRUNNER ADVANCE Gen3 3rd Edition series, which offer improved convenience through their connectivity with external cloud services, and enhanced security. However, overall demand failed to grow and sales decreased as a whole. Sales of laser multifunction printers and laser printers also decreased.

As a result, sales for this business unit decreased by 5.7% on a consolidated basis, in comparison to the first half of the previous term.

Imaging System Business Unit

Sales of digital cameras decreased as a whole, although sales of EOS Kiss M remained strong in a market that continued to shrink. Sales of inkjet printers decreased due to market shrinkage despite our sales efforts based on the enhancement of product lineups, particularly the lineup of refillable ink tank models, which were experiencing relatively high demand.

As a result, sales for this business unit decreased by 17.8% on a consolidated basis, in comparison to the first half of the previous term.

Medical System Business Unit

Sales during the first quarter were sluggish partly due to the delay in capital investment by medical institutions in Europe. However, during the second quarter, new products of CT systems, such as Aquilion Start, sold well particularly in the Americas. In addition, capital investment was on a recovery trend in the Japanese market as the consumption tax hike was within sight, and sales of diagnostic X-ray systems and other products increased.

As a result, sales for this business unit increased by 1.3% on a consolidated basis, in comparison to the first half of the previous term.

Industry and Others Business Unit

Sales of semiconductor lithography equipment decreased significantly due to the delay in capital investment by customers for the manufacturing of memories. Sales of FPD lithography equipment also decreased as capital investment for smartphone displays continued to undergo an adjustment phase. Sales of network cameras remained strong, due to the market expanding with the increasing diversity of their application.

As a result, sales for this business unit decreased by 15.7% on a consolidated basis, in comparison to the first half of the previous term.

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend”

Guidance for the Direct Deposit of Dividends into an Account

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution (excluding the Japan Post Bank).	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

For information regarding procedures:
If you hold shares through a securities company, please contact the securities company where you have an account.
If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends
How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

0120-288-324 (Toll free, available in Japan only)

Operating hours: 9:00 – 17:00 (Monday – Friday, except national holidays)

* For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501

Phone: (81) 3-3758-2111

Website: global.canon

(By following the “Investor Relations” link on the top page,

you can view financial information, the IR library, etc.)

Cover image

Nozori-kisuge (day lilies) in bloom around Lake Nozoriko (Nakanojo-machi, Agatsuma-gun, Gunma Pref.) Camera model: EOS 5D Mark IV EF16-35mm F4L IS USM